SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

1. INVITATION	3
2. NOTICE OF MEETING	4
3. PROPOSAL BY THE ADMINISTRATION FOR THE 162nd EXTRAORDINARY GENERAL MEETING	6
4. CLARIFICATIONS ON THE MATTERS TO BE DELIBERATED ON IN THE ORDER OF THE DAY	6

Annex 1 Organizational Chart of the First Stage of the De-verticalization	9

Annex 2 Organizational Chart of the Second Stage of the De-verticalization	10

Annex 3 Article 8 of CVM Instruction 481 of December 17, 2009	11

Annex 4 List of Documents Made Available to the Shareholders of the Company	13

2

INVITATION

Date: June 22th,2015

Time (Brasília): 2pm

Venue: Company Headquarters, Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, Sala 203 do Edifício Centro Empresarial VARIG – Brasília – DF

Event: Extraordinary General Meeting

Matter to be deliberated on:

1.    Examine, deliberate on and approve, in compliance with the provisions in item VIII of Article 41, the Bylaws of the Company, the financial year by the Company of the right to require, strictly in the scope of the process of de-verticalization of Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”), as approved by ANEEL Authorizing Resolutions no. 4.244, of July 16, 2013, and no. 4.836, of September 16, 2014, the redemption of convertible and exchangeable debentures of Amazonas Energia through the exchange of such debentures for the total shares issued by Amazonas Geração e Transmissão de Energia S.A. owned by Amazonas Energia.

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MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company).

CNPJ. no. 00001180/0001-26.

NOTICE OF MEETING.

162nd Extraordinary General Meeting

We summon the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras to meet at the Company headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Block “B”, no. 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on June 22th,2015 at 2 pm, for the Extraordinary General Meeting, to deliberate on the following Agenda:

1.    Examine, deliberate on and approve, in compliance with the provisions in item VIII of Article 41, the Bylaws of the Company, the financial year by the Company of the right to require, strictly in the scope of the process of de-verticalization of Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”), as approved by ANEEL Authorizing Resolutions no. 4.244, of July 16, 2013, and no. 4.836, of September 16, 2014, the redemption of convertible and exchangeable debentures of Amazonas Energia through the exchange of such debentures for the total shares issued by Amazonas Geração e Transmissão de Energia S.A. owned by Amazonas Energia.

In the terms of the first paragraph of article 126 of Federal Law no. 6404/1976, as amended ( "the Law of Business Corporations") and the decision of the I. Board of CVM in CVM process RJ2014/3578, on November 04, 2014, the shareholder can be represented in the general assembly: (I) if individual, by a proxy appointed for less than 1 (one) year (who is a shareholder, Company administrator or lawyer regularly registered in the staff of the Brazilian Bar Association), (ii) if legal entity, by their legal representatives or by an attorney appointed under the terms of their constituent acts and in accordance with the rules of the Brazilian Civil Code, (iii) if investment fund, by the administrator, and/or manager, or even by a proxy appointed in the terms of their constituent acts and in accordance with the rules of the Brazilian Civil Code.

The Shareholder or their legal representative, ensuring their admission to the Meeting (art. 5, caput, of CVM Instruction no. 481, of 12.17.2009), should present the following documents:

•         Official identity card with photo;

•         Notarized photocopy of the constitutive act updated (bylaws or articles of incorporation), in the case of legal entity;

•         Original copy or notarized photocopy of the proxy per shareholder; and

•      Original copy of the statement of shareholding position supplied by the depository institution or by custody, identifying the condition of shareholder.

In the terms of the sole paragraph of Article 43 of the Bylaws of the Company, calls for the delivery of documents proving the condition of shareholder and their representation up to 72 (seventy-two) hours prior to the completion of the Ordinary General Assembly convened, in the Investor Relations Department - DFR, Division of Assistance to the Market - DFRM, Avenida Presidente Vargas, no. 409 - 9º andar, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 pm and from 2 pm to 5 pm. However, all shareholders who attend with the documentation necessary to participate in the conclave, will be admitted to the Extraordinary General Meeting convened,.

The deliberations of the Meeting will be taken by the majority of votes, whereby the vote of each shareholder representative will be proportional to their corporate stake in the capital of the Company.

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The shareholders have access in the Department of Investor Relations – DFR, Division of Market Service – DFRM, at Av. Presidente Vargas, n° 409 – 9° andar,  in the city of Rio de Janeiro, RJ and on the pages of the Company (http://www.eletrobras.com.br/ri) and of the Securities and Exchanges Commission – CVM (http://www.cvm.gov.br) to all the documentation pertinent to the matter that will be deliberated on, in the Extraordinary General Meeting, in the terms of Art. 135, § 3 of Law no. 6.404/76 and Art. 9 of CVM Instruction no. 481, of December 17, 2009.

Brasilia, May 20th,2015.

Wagner Bittencourt de Oliveira

President of the Board of Directors

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PROPOSAL BY THE ADMINISTRATION FOR THE 162nd EXTRAORDINARY GENERAL MEETING

CLARIFICATIONS ON THE MATTERS TO BE DELIBERATED ON IN THE ORDER OF THE DAY

In meeting Article 135, § 3, of Law 6.404/76, the clarifications of Administration on the matter to be deliberated on by the 162nd Extraordinary General Meeting of Shareholders, to be held on june 22th, 2015, are presented below.

1.    Examine, deliberate on and approve, in compliance with the provisions in item VIII of Article 41, the Bylaws of the Company, the financial year by the Company of the right to require, strictly in the scope of the process of de-verticalization of Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”), as approved by ANEEL Authorizing Resolutions no. 4.244, of July 16, 2013, and no. 4.836, of September 16, 2014, the redemption of convertible and exchangeable debentures issued by Amazonas Energia through the exchange of such debentures for the total shares issued by Amazonas Geração e Transmissão de Energia S.A. (“Amazonas GT”) owned by Amazonas Energia:

Amazonas Energia is owner of the concession to exploit public services of: (i) distribution of electricity, in the terms of Concession Contract no. 20/2001, firmed on March 21, 2001 by the Brazilian Electricity Regulatory Agency (“ANEEL”), by the predecessor of Amazonas Energia (Manaus Energia S.A.) and by the then controlling shareholder of Amazonas Energia (Centrais Elétricas do Norte do Brasil S.A. – Eletronorte); and (ii) generation and transmission of electricity, in the terms of Concession Contract no. 001/2010, firmed on June 22, 2010 by ANEEL, by Amazonas Energia and by Companhia.

However, considering the interconnection of the Isolated System of the North Region to the National Interconnected System ("SIN"), and in the terms of the provisions in Article 4, paragraph 2, of Law no. 12.111, of December 9, 2009, as amended, Amazonas Energia should adapt to the restrictions provisioned in:

(a) Article 4, paragraph 5, of Law no. 9.074, of July 7, 1995, as amended (“Law 9.074/95”), according to which the public service concessionaires for the distribution of electricity cannot develop activities of generation or transmission of electricity or detain corporate stakes, direct of indirectly, in companies that develop such activities; and

(b) Article 4, paragraph 7, of Law no. 9.074/95, according to which the concessionaires or authorized generation companies also cannot be associated or controllers of societies that develop activities of distribution of electricity.

In this sense, the activities of generation and transmission of electricity that are operated by Amazonas Energia should be segregated from its distribution activity (“De-verticalization”).

Envisaging the implementation of the De-verticalization, a structure was adopted composed of two main stages, at the end of which Amazonas Energia will have its assets and liabilities of generation and transmission (“GT activities”) segregated from its activities of energy distribution and the Company will have direct corporate stake in the operating society that will concentrate the GT Activities, according to the model approved by ANEEL through ANEEL Authorizing Resolution no. 4.244, of July 16, 2013, and of Authorizing Resolution no. 4.836, of September 16, 2014 (“ANEEL Authorization”).

The first stage (contribution of net assets) consists of increasing the capital of Amazonas GT, wholly-owned subsidiary of Amazonas Energia, through the contribution of assets, rights and obligations related to GT Activities (“Net Assets”) by Amazonas Energia, as appointed in the organizational chart that integrates the present Proposal in the form of Annex 1. As a result, Amazonas Energia will no longer provide activities of generation and transmission of electricity, but will be holder, temporarily, of the corporate stake that develops such activities.

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The value of the Net Assets and, consequently, the increase in the capital of Amazonas GT, was fixed on the basis of the value determined in the independent accounting appraisal report, prepared by Apsis Consultoria e Avaliações Ltda. ("Apsis") based on the Financial Statements of Amazonas Energia for the financial year ended on December 31, 2014, pursuant to and in accordance with the provisions of Article 8 of Law 6404/76 ( "Valuation Report" ).

The capital increase of Amazonas GT, as well as contracting Apsis and the approval of the Evaluation Report will be object of deliberation of the extraordinary general meetings of Amazonas Energia and Amazonas GT to be held on May 28th and 29th, 2015, respectively, in line with the provisions in Article 170, § 3, of Law 6.404/76.

The second stage, necessary for the conclusion of the De-verticalization, consists of three stages that are:

(a) burdensome assumption, by the Company, of part of the debt that Amazonas Energia has with Petrobras Distribuidora S.A. (“Debt”), through the Private Instrument of Debt Assumption and Other Adjustments, in the terms of Article 299 of Law no. 10.406, of January 10, 2002, as amended;

(b)     private issuing by Amazonas Energia of debentures 100% convertible and exchangeable for shares issued by Amazonas GT, to be wholly subscribed and paid in by the Company with the total credit detained with Amazonas Energia resulting from the assumption of part of the Debt (“Debentures”), in the terms of the Private Deed Instrument of the 1st Issue of Debentures Convertible into Shares, with Clause of Exchange, in a Single Series, of Subordinate Species, for Private Distribution; and

(c) redemption of the Debentures by Amazonas Energia through the transfer to the Company of the stake detained by Amazonas Energia in Amazonas GT (i.e., redemption of Debentures with the exchange of these for shares issued by Amazonas GT).

Regarding the ratio of exchange in the scope of exchange of Debentures for shares issued by Amazonas GT, each Debenture should be exchanged for the number of shares issued by Amazonas GT numerically equivalent to the result of the division between (i) the unit nominal value of each Debenture and (ii) the equity value per stock issued by Amazonas GT, to be estimated according to the last balance sheet disclosed by the company.

The Debentures that are not redeemed should be converted into common shares issued by Amazonas Energia, at any time and at the exclusive discretion of the Company. The ratio of conversion of the debentures into shares should be calculated by the division of (i) the par value of each Debenture by (ii) the equity value per share issued by Amazonas Energia, to be estimated according to the last balance sheet disclosed by the company.

The terms, characteristics and obligations related to the Debentures, including the form of conversion, redemption and exchange, are detailed and provisioned in the subscription of issue, to be firmed between Amazonas Energia and the Company, enabled according to the provisions in Annex 4 to the Proposal herein.

Once the second stage is finalized, the Company will have direct control of Amazonas GT and Amazonas Energia will no longer have a stake in the society that develops the activities of generation and transmission of electricity, concluding the De-verticalization, as indicated in the organizational chart that integrates the present Proposal in the form of Annex 2.

In this sense, considering the model adopted for the implementation of the De-verticalization described above, the Company will operate directly in two main moments.

7

The first of them, object of deliberation of the meeting of the Board of Directors of the Company to be held on April 29, 2015, in the terms of Article 25, paragraph XI, of the Bylaws of the Company, consists: (i) in the burdensome assumption of part of the Debt; and (ii) in the subscription and contribution of all the Debentures with the credit detained with Amazonas Energia originating from the burdensome assumption of part of the Debt.

Now the second moment, the last step necessary to conclude the De-verticalization and object of deliberation of 162nd Extraordinary General Meeting of Shareholders, in compliance with the provisions in paragraph VIII of Article 41 of the Bylaws of the Company, is the exercise of the right to require the redemption of the Debentures, with the consequent exchange of the Debentures for the corporate stake detained by Amazonas Energia in Amazonas GT.

It is important to stress that the Company is already the indirect controller of Amazonas GT, considering that it is a wholly-owned subsidiary of Amazonas Energia that, in turn, is a wholly-owned subsidiary of the Company. Thus, considering that Amazonas GT is already an indirect subsidiary of the Company, consolidated in the financial statements of the Company, the redemption and consequent exchange of Debentures for shares issued by Amazonas GT, will only have the effect of restructuring the form of exercising the control by the Company, that will exercise the direct control of Amazonas GT, envisaging the implementation of the legal commandment related to the obligation  segregating the activities of generation and transmission of electricity from the distribution activity.

It is also important to note, that the adoption of the modeling described here is justified for being a feasible solution and adequate for Amazonas Energia to meet the legal obligation of de-verticalization, considering the net equity uncovered of Amazonas Energia, which hinders the adoption of various modelings.

Considering that the matter to be deliberated on by the 162nd Extraordinary General Shareholders’ Meeting results exclusively from the legal obligation of De-verticalization, we understand that: (a) there is no special interest of any party related to the Company in the approval of the matter in question; and, therefore, (b) it does not apply to the provisions in Article 8 of CVM Instruction 481 of December 17, 2009. However, in observance to the best practices of governance and to help exercise the right of vote, we present, in the form of Annex 3 to the present Proposal supplementary information on the subsidiaries involved in the De-verticalization contains complementary information envisaging meeting the provisions in Article 8 of CVM Instruction 481 of December 17, 2009. Annex 4 to the present Proposal, in turn, contains the list of documents related to the de-verticalization of Amazonas Energia that were made available to the shareholders of the Company (http://www.eletrobras.com.br/ri) and of the Securities and Exchange Commission – CVM (http://www.cvm.gov.br).

Rio de Janeiro, May 20th, 2015.

José da Costa Carvalho Neto

President

8

Annex 1

Organizational Chart of the First Stage of De-verticalization

9

Annex 2

Organizational Chart of the Second Stage of De-verticalization

10

Annex 3

Supplementary Information – Subsidiaries involved in the De-verticalization

Considering that the matter to be deliberated on by the 162nd Extraordinary General Shareholders’ Meeting results exclusively from the legal obligation of De-verticalization, we understand that: (a) there is no special interest of any party related to the Company in the approval of the matter in question; and, therefore, (b) it does not apply to the provisions in Article 8 of CVM Instruction 481 of December 17, 2009. However, in observance to the best practices of governance and to help exercise the right of vote, we present below some information related to the subsidiaries involved in the De-verticalization are found below:

1.    Name and qualification of the related interested parties:

•         Amazonas Distribuidora de Energia S.A., business corporation, based in the City of Manaus, State of Amazonas, at Avenida Sete de Setembro, no. 2414, Cachoeirinha, registered with CNPJ/MF under no. 02.341.467/0001-20 (“Amazonas Energia”); and

•         Amazonas Geração e Transmissão de Energia S.A., business corporation, based in the City of Manaus, State of Amazonas, at Rua Tito Bittencourt, no. 142, São Francisco, registered with CNPJ/MF under no. 17.957.780/0001-65 (“Amazonas GT”).

2.    Nature of relationship between the parties and the Company:

•         Amazonas Energia: direct subsidiary of the Company (wholly-owned subsidiary); and

•         Amazonas GT: indirect subsidiary (wholly-owned subsidiary of Amazonas Energia).

3.    Number of shares and other securities issued by the Company that are owned by the related interested party, direct or indirectly:

Not applicable.

4.    Eventual existing balances, payable and receivable, between the parties involved in the De-verticalization not accounted for in the Consolidated Financial Statements of the Company:

Not applicable.

5.    Detailed description of the nature and extension of the interest in question:

The exercise by the Company of the right of requiring the redemption of debentures convertible and exchangeable issued by Amazonas Energia through the exchange of such debentures for all the shares issued by Amazonas GT (“Redemption” is the last stage of the process of de-verticalization of Amazonas Energia, which results from the legal requirement contained in Article 4, §§ 5 and 7, of Law no. 9.074/95.

With the exercise of the related right, all of the debentures will be redeemed by Amazonas Energia that, in exchange, will transfer to the Company the corporate stake detained in Amazonas GT. Thus, Amazonas Energia will no longer detain the stake in the society that exercises the activities of generation and transmission of electricity, observing the legal requisite stated above, and the Company will no longer be indirect controller of Amazonas GT to become its direct controller.

In this sense, considering that the exercise by the Company of the right to require Redemption results exclusively from the legal obligation of de-verticalization, we understand that there is no special interest of any party related to the Company in the approval of the matter in question.

11

6.    Recommendation by administration on the proposal, highlighting the advantages and disadvantages of the operation for the company:

The Administration recommends the approval of the Company to exercise the right of requiring the redemption of the convertible and exchangeable debentures issued by Amazonas Energia, by exchanging these debentures for the total number of shares issued by Amazonas GT, considering the main advantage of complying with the provisions in the applicable legislation, stated in Article 4, §§ 5 and 7, of Law no. 9.074/95, which prohibits societies that develop the activity of distribution of electricity:

(a) to develop the activities of generation or transmission of electricity; and

(b) to detain stake, direct or indirectly, in the society that develops the activities of generation or transmission of electricity.

We do not see any disadvantage in approving the exchange due to the accounting process of consolidation of the financial statements of the subsidiaries, which already reflects materially on the information related to the rights and obligations of both the societies involved.

Once the restructuring has occurred, therefore, of a legal obligation, the Company understands that the exercise  of the right of requiring the redemption of debentures through an Exchange concludes the process of de-verticalization of Amazonas Energia as an essential step to resolve the stake it detains in a society that develops activities of generation and transmission of electricity according to  the model of de-verticalization of Amazonas Energia approved by Agência Nacional de Energia Elétrica (“ANEEL” – Brazilian Electricity Regulatory Agency), as provisioned in ANEEL Authorizing Resolution no.  4.244, of July 16,  2013, and in Authorizing Resolution no. 4.836, of September 16, 2014.

7.    If the matter submitted to the approval of the meeting is a contract subject to rules of art. 245 of Law no. 6.404, of 1976:

(a) Detailed statement, prepared by the administrators, that the contract observes commutative conditions, or predicts adequate compensatory payment:

Not applicable.

(b) Analysis of the terms and conditions of the contract in light of the terms and conditions prevailing in the market.

Not applicable.

Rio de Janeiro, May 20th,2015.

José da Costa Carvalho Neto

President

12

Annex 4

List of Documents Made Available to the Shareholders of the Company

All of the documents related to the matter to be deliberated on by the 162nd Extraordinary General Meeting of Shareholders are available to shareholders on the Company (http://www.eletrobras.com.br/ri) and of the Securities and Exchange Commission – CVM (http://www.cvm.gov.br), as listed below:

Authorizing Documents:

1.    ANEEL Authorizing Resolution no. 4.244, of July 16, 2013; and

2.    Authorizing Resolution no. 4.836, of September 16, 2014.

Contractual Instruments:

1.    Private Instrument of Indenture of the 1st Issue of Debentures Convertible into Shares, with Clause of Exchange, in Single Series, of Subordinate Species, for Private Distribution, of Amazonas Distribuidora de Energia S.A., to be firmed between Amazonas Distribuidora de Energia S.A. and Centrais Elétricas Brasileiras S.A.; and

2.    Private Instrument of Debt Assumption and Other Agreements, to be firmed between Amazonas Distribuidora de Energia S.A. and Centrais Elétricas Brasileiras S.A..

Evaluation Report:

1.    Evaluation Report of accounting Net Assets of Amazonas Distribuidora de Energia S.A., prepared by Apsis Consultoria e Avaliações Ltda. on April 16, 2015, base date of December 31, 2014.

Other Documents:

1.    Private Instrument of Debt Confession, with Spread Payment and Guarantee Surety, which was agree upon, on one side, Petrobrás Distribuidora S.A. and, on the other, Amazonas Distribuidora de Energia S.A.-AME;

2.    Last balance sheet provided by Amazonas Geração e Transmissão de Energia S.A.; and

3.    Financial Statements of Amazonas Distribuidora de Energia S.A., related to the financial year ended on December 31, 2014.

The Company, through its Department of Investor Relations, through telephones (55) (21) 2514-6333 or (55) (21) 25146331 and invest@eletrobras.com is at your disposal for further information on the process of de-verticalization of Amazonas Energia.

Rio de Janeiro, May 20th, 2015.

José da Costa Carvalho Neto

President

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.